UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **January 22, 2002**

Transmation, Inc.

(Exact name of registrant as specified in charter)

Ohio	**0-3905**	**16-0874418**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10 Vantage Point Drive, Rochester, New York	**14624**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **716-352-7777**

(Former name or former address, if changed since last report)

Item 5. Other Events and Regulation FD Disclosure

On January 22, 2002, the Registrant issued the following press release:

TRANSMATION COMPLETES DIVESTITURE OF FINAL NON-CORE BUSINESS; ASSETS OF MAC PRODUCTS GROUP ACQUIRED BY HUGHES CORPORATION FOR $2.9 MILLION; ADDITIONAL REDUCTIONS IN DEBT BURDEN AND INTEREST EXPENSE ANTICIPATED

ROCHESTER, NY – January 22, 2002 – Transmation, Inc. (Nasdaq: TRNS), a leading business-to-business provider of test and calibration instrumentation and calibration services used in industrial markets, today announced that it has completed the sale of the assets of its Measurement and Control division ("MAC") to Hughes Corporation for $2.9 million. Substantially all of the proceeds will go to pay down the Company's indebtedness to Key Bank, N.A. The sale involved the purchase of all of Transmation's assets in its meter and measurement controls and assembly and meter modification business located in Hunt Valley, Maryland.

Mr. Robert G. Klimasewski, President and Chief Executive Officer of Transmation, Inc., stated: "The strategic core of Transmation's future is in our ability to satisfy our customers' test and measurement product and calibration service requirements from one source. The sale of the MAC Division, together with the previously announced sale of the Transmation Products Group to Fluke Corporation, a subsidiary of Danaher Corporation, marks the completion of our strategy to divest non-core businesses.

"Going forward, we intend to fully focus our resources on our strategic Calibration Services and Distribution Products businesses. We believe this should allow us to further penetrate high growth markets such as process, communications, pharmaceutical manufacturing, automotive and aerospace markets."

Mr. Peter J. Adamski, Vice President, Finance and Chief Financial Officer, commented: "We believe that the divestiture of our non-core MAC and TPG business units enhances our working capital by reducing our interest expense as a result of a substantially reduced debt burden."

Transmation's Measurement and Control division sells analog and digital instrumentation and provides meter modification and customization services. The MAC division had fiscal 2001 revenues of approximately $8.8 million, or 11.6 percent of total 2001 sales.

Hughes Corporation, through its Weschler Instruments division, manufactures measuring, display, control and protection instrumentation for utility and process control applications. Customers worldwide use its products in generating plants, steel mills, chemical plants, paper mills, automobile factories and other industrial applications. Weschler was chosen to design and manufacture instruments for US nuclear submarines — an application where reliability is truly critical. Weschler is also an authorized distributor for Yokogawa, Beede, Triplett, Extech, Instrument Transformers and other specialty equipment manufacturers.

Transmation, Inc. is a leading business-to-business provider of test and calibration instrumentation and calibration services used in industrial markets.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements which are subject to various risks and uncertainties. The Company's actual results could differ from those anticipated in such forward-looking statements as a result of numerous factors which may be beyond the Company's control.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

TRANSMATION, INC.

Dated: January 24, 2002   By: /s/ Robert G. Klimasewski

               Robert G. Klimasewski
               President and Chief Executive Officer